SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-22281

                           NOTIFICATION OF LATE FILING

     (CHECK ONE): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11K [ ] Form 10-Q and 10-QSB [ ] Form N-SAR

     For the Period Ended: December 31, 2000

[  ] Transition Report on Form 10-K or 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q or 10-QSB
[  ] Transition Report on Form N-SAR

     For the Transition Period Ended: ________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  SCOOP, INC.

Address of Principal Executive Office (Street and number)
         Cyberia House
         Church Street, Basingstoke

City, State, and Zip Code
         Hampshire RG21 7QN
         United Kingdom

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K or 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant'sstatement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

          In December 1999, the registrant's plan of reorganization in connection with its proceedings under Chapter 11 of the United States Bankruptcy Code was confirmed. As a result of the substantial recapitalization and reorganization of the registrant that occurred pursuant to such plan of reorganization, the registrant was not able to conclude the preparation and filing of its annual report on Form 10-K for the period ended December 31, 1999 until February 2001. A substantial amount of effort and management time was consumed to complete and file the registrant's 1999 annual report. As a result, the registrant has not been able to complete the preparation and assimilation of information required for its annual report on Form 10-K for the period ended December 31, 2000 by the prescribed due date therefor without the expenditure of unreasonable effort and expense. The registrant will file its annual report on Form 10-K for the period ended December 31, 2000 within the period specified in Rule 12b-25(b)(2)(ii).

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                  Martin Clarke             (44) 1256-867-800
                  (Name)                    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                 [X] Yes [ ] No
                           (See attached explanation)

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No
                           (See attached explanation)

                                   SCOOP, INC.
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date:  March 30, 2001          By: /s/ Martin Clarke
                                        -----------------
                                        Martin Clarke
                                        President and Chief Executive Officer

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).